Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA
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                                                                                                                        8 March 2007


Dear Mr. Spirgel,

On behalf of Hanif Lalani, Group Finance Director, I would like to acknowledge receipt of the Securities and Exchange Commission's
(the "SEC" or "Staff") comments dated 23 February 2007 on our Form 20-F for the year ended 31 March 2006.

We received your letter by mail on 6 March 2007.  We did not receive a faxed copy of this letter and therefore would be grateful if you would note the correct fax number for the Group Finance Director, which is +44 207 356 5731, as noted in our previous correspondence to you, dated 5 January 2006.

Given the delay in receipt of the letter, we request that you allow us until 30 March 2007 to respond to the questions raised. We would also like to make the Staff aware that our Form 20-F for the year ended 31 March 2007 is expected to be filed on 30 May 2007.

If you would like to discuss this matter in further detail please do not hesitate to contact Hanif Lalani by telephone on
+44 20 7356 5511 or myself on + 44 20 7356 4963.
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Yours sincerely,


/s/ John Wroe
Director Group Financial Control & Treasury